SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NET CAMPO GRANDE LTDA., NET SAO JOSE DO RIO PRETO LTDA., NET SUL COMUNICACOES LTDA., NET SAO CARLOS LTDA. AND DR EMPRESA DE DISTRIBUICAO E RECEPCAO DE TV LTDA.

By this present private instrument, the parties qualified below:

NET SERVIÇOS DE COMUNICAÇÃO S.A., headquartered in the City and State of São Paulo, at Rua Verbo Divino, 1356 – 1º andar – parte, Chácara Santo Antônio, corporate taxpayer’s ID (CNPJ) 00.108.786/0001 -65, with its corporate acts registered at the Board of Trade of the State of São Paulo under #35.300.177.240, by order dated April 4, 2000, hereinafter referred to as “NET SERVIÇOS”, represented herein by its Officers, Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002,

a) sole partner and holder of all the capital stock of NET CAMPO GRANDE LTDA., headquartered in the city of Campo Grande, state of Mato Grosso do Sul, at Avenida Afonso Pena, 3004, CEP 79002-075, corporate taxpayer’s ID (CNPJ) 24615965/0001-57, with its charter registered at the Board of Trade of the State of Mato Grosso do Sul under corporate registry ID (NIRE) 54200390362, hereinafter referred to as “NET CAMPO GRANDE”, represented herein by its officers Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NET CAMPO GRANDE LTDA., NET SAO JOSE DO RIO PRETO LTDA., NET SUL COMUNICACOES LTDA., NET SAO CARLOS LTDA. AND DR EMPRESA DE DSITRIBUICAO DE RECEPCAO DE TV LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A. TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA.

b) sole partner and holder of all the capital stock of NET SAO JOSE DO RIO PRETO LTDA., headquartered in the city of Sao Jose do Rio Preto, State of Sao Paulo, at Rua Lafaiete Spínola de Castro, 1922, CEP 15025-510, Boa Vista, corporate taxpayer’s ID (CNPJ) 69.082.832/0001 -09, with its charter registered at the Board of Trade of the State São Paulo under #35.211.262.373, referred to as “NET SÃO JOSÉ DO RIO PRETO” represented herein by its officers Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

c) sole partner and holder of all the capital stock of NET SUL COMUNICACOES LTDA., headquartered in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Silveiro, 1111, CEP: 90850-000, Morro Santa Teresa, corporate taxpayer’s ID (CNPJ) 73.676.512/0001 -46, with its charter registered at the Board of Trade of the State of Rio Grande do Sul under corporate registry ID (NIRE) 43202713330, hereinafter referred to as “NET SUL”, represented herein by its officers Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NET CAMPO GRANDE LTDA., NET SAO JOSE DO RIO PRETO LTDA., NET SUL COMUNICACOES LTDA., NET SAO CARLOS LTDA. AND DR EMPRESA DE DSITRIBUICAO DE RECEPCAO DE TV LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A. TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA.

d) sole partner of NET SAO CARLOS LTDA., headquartered in the city of São Carlos, state of São Paulo, at Rua Major José Inácio, 2500, CEP 13560-161, Centro, corporate taxpayer’s ID (CNPJ) 57.724.759/0001 -34, registered at the Board of Trade of the State of Santa Catarina under corporate registry ID (NIRE) 35211505811, hereinafter referred to as “NET SÃO CARLOS”, represented herein by its officers Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002, and

e) sole partner of DR – EMPRESA DE DISTRIBUICAO E RECEPCAO DE TV LTDA., headquartered in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Silveiro, 1111, Morro Santa Teresa, CEP 90850-000, corporate taxpayer’s ID (CNPJ) 93.088.342/0001 -96, with its charter registered at the Board of Trade of the State of Rio Grande do Sul under NIRE 43.201.786.449, hereinafter referred to as “DR”, represented herein by its officers Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

jointly enter into this present Protocol and Justification for the Merger, which aims at establishing, pursuant to Articles 224, 225, 226 and 227 of Law 6,404 of December 15, 1976, the basic conditions related to the merger of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR into NET SERVIÇOS, conditions of which shall be submitted to the resolution of the Companies’ partners, pursuant to the laws:

Section 1 - Justification – This present merger is justified as a way of improving the corporate structure, within corporate objectives, so that to develop them by saving operating costs, which will result in a greater operating efficiency.

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NET CAMPO GRANDE LTDA., NET SAO JOSE DO RIO PRETO LTDA., NET SUL COMUNICACOES LTDA., NET SAO CARLOS LTDA. AND DR EMPRESA DE DSITRIBUICAO DE RECEPCAO DE TV LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A. TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA.

Section 2 - Assets – The assets of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR to be merged into NET SERVIÇOS shall comprise their accounts included in the balance sheet especially drawn up until August 31, 2009.

Section 3 – Book Value – The merger of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR shall be executed based on the amounts verified in the aforementioned special balance sheet and transferring the equity variations occurred as of this date to the operations of NET SERVIÇOS.

Section 4 - Appraisal – The assets of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR shall be appraised based on criteria provided for by Law 6,404/76, and these appraisals shall be carried out pursuant to the book value of respective assets.

4.1. The appraisal of assets of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR shall be carried out by the specialized company Globalconsulting Assessoria Contábil Ltda., corporate taxpayer’s ID (CNPJ) 06.063.913/0001 -33 and Regional Accounting Council (CRC-SP) 2SP023158/O-8, headquartered in the City and State of São Paulo, at Avenida Brigadeiro Luis Antônio, 2367, 16º andar, registered at the 3rd Registry of Deeds and Documents of Legal Entities – SP under #473.500, represented by Mr. Sérgio Silva, Brazilian citizen, accountant, CRC 1SP114111/O-8, identity card 11.683.592 -8 – SP and individual taxpayer’s ID (CPF) 013.317.858 -71.

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NET CAMPO GRANDE LTDA., NET SAO JOSE DO RIO PRETO LTDA., NET SUL COMUNICACOES LTDA., NET SAO CARLOS LTDA. AND DR EMPRESA DE DSITRIBUICAO DE RECEPCAO DE TV LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A. TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA.

Section 5 - Capital stock

5.1. Once materialized the merger of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR into NET SERVIÇOS, this Company shall not have its capital stock altered due to the fact it holds one hundred percent (100%) of quotas composing the capital stock of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR, which shall be cancelled, in compliance with the provision of section IV of Article 224 of Law 6,404/76.

5.2. The capital stock of NET SERVIÇOS shall be maintained at five billion, six hundred and twelve million, two hundred and forty-two thousand, nine hundred and forty reais and ninety-seven centavos (R$5,612,242,940.97), divided into one hundred and fourteen million, four hundred and fifty-nine thousand, six hundred and eighty-five (114,459,685) common shares and two hundred and twenty-eight million, five hundred and three thousand, nine hundred and sixteen (228,503,916) non-par, book-entry, registered preferred shares.

Section 6 - Responsibility Before Third Parties- NET SERVIÇOS shall be the successor before third parties in all the rights and obligations as a result of the merger of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR into NET SERVIÇOS.

Section 7- Jurisdiction - This present Protocol and Justification for the Merger shall be ruled pursuant to the applicable laws and the court of the City and State of São Paulo is elected to settle any disputes deriving herefrom.

Section 8– Final Statements – The managers of NET SERVIÇOS, NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR are hereby authorized to take all the measures necessary to implement the resolution mentioned herein, mandatorily executed between the parties and successors on any account, pursuant to the applicable laws.

In witness whereof, the parties execute this present instrument in eighteen (18) counterparts of equal tenor and form, for a single effect, before the two undersigned witnesses.

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NET CAMPO GRANDE LTDA., NET SAO JOSE DO RIO PRETO LTDA., NET SUL COMUNICACOES LTDA., NET SAO CARLOS LTDA. AND DR EMPRESA DE DSITRIBUICAO DE RECEPCAO DE TV LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A. TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA.

São Paulo – SP, October 8, 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
João Adalberto Elek Junior and Eduardo Aspesi

NET CAMPO GRANDE LTDA.
João Adalberto Elek Junior and Eduardo Aspesi

NET SÃO JOSÉ DO RIO PRETO LTDA.
João Adalberto Elek Junior and Eduardo Aspesi

NET SUL COMUNICAÇÕES LTDA.
João Adalberto Elek Junior and Eduardo Aspesi

NET SÃO CARLOS LTDA.
João Adalberto Elek Junior and Eduardo Aspesi

DR-EMPRESA DE DISTRIBUIÇÃO DE RECEPÇÃO DE TV LTDA.
João Adalberto Elek Junior e Eduardo Aspesi

Witnesses:

and
_______________________________________	_______________________________________
Name: Daniela Menezes Martins	Name: Adriane Rovares
RG: 28.522.794-4 SSP-SP	RG: 28.412.210-5 SSP-SP
CPF: 266.306.948-56	CPF: 177.311.128-02

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.